SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release: Daimler achieves EBIT of €2,053 million in second quarter of 2008

2.	Interim Report for the three- and six-month periods ended June 30, 2008

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; the effects of the credit crisis which could result in a weaker demand for our products particularly in the U.S. but as well in the European market; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Contact:

Thomas Fröhlich	Telephone: +49 (0)711 17 41361	Press information

Date: July 24, 2008

Daimler achieves EBIT of €2,053 million
in second quarter of 2008

•                  Net profit of €1,395 million (Q2 2007: €1,849 million)

•                  Earnings per share of €1.40 (Q2 2007: €1.74)

•                  Unit sales up by 10% to 566,500 cars and commercial vehicles

•                  Revenue up by 6% to €25.4 billion, adjusted for exchange-rate effects up by 11%

•                  Full-year EBIT from ongoing operations (excluding Chrysler) expected to exceed €7 billion

Stuttgart-Daimler AG (stock-exchange abbreviation DAI) continued its successful development of the prior quarter with a very good second quarter of 2008. “Strong unit sales and further efficiency improvements in all of our divisions led to very good results in a difficult environment,” stated Dr. Dieter Zetsche, Chairman of the Board of Management of the Daimler Group.

Daimler achieved EBIT of €2,053 million in the second quarter of this year (Q2 2007: €2,134 million).

The Mercedes-Benz Cars and Daimler Trucks divisions were able to

Daimler Communications, 70546 Stuttgart, Germany

slightly increase their earnings. The Mercedes-Benz Vans and Daimler Buses units also achieved higher EBIT.

The decrease in Group earnings was mainly related to Daimler’s interest in Chrysler (charges of €373 million). (Special items are shown in the table on page 9).

Net profit amounted to €1,395 million (Q2 2007: €1,849 million), equivalent to earnings per share of €1.40 (Q2 2007: €1.74).

Unit sales up by 10% in the second quarter

In the second quarter of 2008, Daimler sold 566,500 cars and commercial vehicles worldwide, surpassing the figure for the prior-year period by 10%.

Daimler’s second-quarter revenue increased from €23.8 billion to €25.4 billion (+6%). Adjusted for exchange-rate effects and changes in the consolidated group, revenue growth amounted to 11%.

At the end of the second quarter of 2008, Daimler employed 274,999 people worldwide (end of Q2 2007: 271,486). Of this total, 168,342 were employed in Germany (end of Q2 2007: 166,581).

Details of the divisions in the first quarter of 2008

Mercedes-Benz Cars increased its unit sales by 11% in the second quarter. Unit sales of Mercedes-Benz brand vehicles grew by 9% to a new record of 312,000 vehicles. smart once again achieved a significant increase in unit sales of 24%, selling 39,500 vehicles. Revenue rose by 3% to €12.9 billion.

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The division increased its EBIT by 1% to €1,212 million. The slight increase in earnings was partially due to the positive unit-sales trends for both the Mercedes-Benz and the smart brands. The good development of unit sales was primarily driven by the C-Class models and the smart fortwo. Additional contributions to the improved earnings came from ongoing growth in car sales in the emerging markets, especially China and Russia, and from further efficiency improvements. Unfavorable exchange-rate effects, higher raw-material prices and higher costs for the development of technologies to reduce CO2-emissions negatively affected EBIT in the second quarter of 2008.

Daimler Trucks sold 122,800 vehicles in the second quarter of 2008, significantly more than in the prior-year period (+10%), despite the ongoing weakness of the US economy. Revenue increased from €6.9 billion to €7.4 billion.

The Daimler Trucks division posted EBIT of €608 million, thus slightly exceeding its earnings in the second quarter of last year (€601 million). The result for the prior-year quarter was favorably affected by a special gain of €68 million realized on the sale of real-estate properties in Japan.

The division’s improved earnings are mainly the result of the good development of unit sales in Europe, Latin America and some other markets, a positive product mix, and efficiency improvements. There were negative effects on earnings, however, from the continued difficult economic environment in the United States and higher raw-material prices.

Trucks Europe/Latin America (Mercedes-Benz) increased its unit sales by a further 17% to 46,500 vehicles, thus setting another record.

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Trucks NAFTA (Freightliner, Sterling, Western Star, Thomas Built Buses) increased its unit sales by 11%. The figure for the prior-year quarter had been impacted by a drop in demand due to stricter emission regulations in the United States and Canada. The unit sales attained by Trucks Asia (Mitsubishi Fuso) increased from 47,800 to 49,200 vehicles.

Daimler Financial Services increased its total contract volume by 4% to €60,4 billion in the second quarter of 2008. Compared with the prior year, 15 additional companies were fully consolidated for the first time, most of them in Asia and Eastern Europe. Adjusted for this effect and for exchange-rate effects, the increase was 8%. New business of €7.8 billion was 6% higher than in the second quarter of 2007.

EBIT of €183 million reported by Daimler Financial Services for the second quarter of 2008 was lower than the result for the prior-year period (Q2 2007: €220 million). The decrease in earnings was mainly due to higher cost of risk compared to the low levels of the prior-year quarter. Furthermore, there were higher expenses related to setting up the new financial services organization in the NAFTA region following the separation from Chrysler. There was a positive impact on earnings, however, from the increased contract volume.

The second-quarter EBIT of the Vans, Buses, Other segment amounted to €148 million (Q2 2007: €257 million). Mercedes-Benz Vans and Daimler Buses benefited from the continued very positive development of unit sales and both achieved higher earnings. Mercedes-Benz Vans reported EBIT of €262 million and Daimler Buses reported EBIT of €170 million.

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The Mercedes-Benz Vans unit increased its unit sales by 7% in the second quarter of 2008, setting a new record of 78,600 vans sold in a quarter.

Daimler Buses sold 11,100 buses and chassis, thus surpassing the very high prior-year sales level by 7% and setting a new unit-sales record.

Daimler’s share of the earnings of EADS amounted to €32 million (Q2 2007: €95 million). Our interest in Chrysler negatively affected EBIT in the second quarter of 2008 by €373 million; this result includes proportional expenses of €93 million resulting from the restructuring measures at Chrysler. As the Group generally applies the equity method of accounting for its interests in EADS and Chrysler with a three-month time lag, these figures mainly reflect the developments in the first quarter of this year. The results in connection with our interest in EADS and Chrysler are not cash effective.

The results for Chrysler are by no means indicative for the results to be reported by Chrysler Holding LLC due to substantial valuation differences between US-GAAP used by Chrysler and IFRS accounting used by Daimler.

During the second quarter, Daimler acquired 22.3% of the shares in Tognum AG from EQT, a Swedish financial investor, and an additional 2.2% through the stock market for a total of €640 million. Tognum is included in the Vans, Buses, Other segment as of June 30, 2008 using the equity method of accounting. There was no earnings contribution from Tognum in the second quarter of 2008.

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Outlook

Although the headwind for the automotive industry and also for Daimler has become stronger as a result of the slowdown of global growth and the weak economy in the United States, Daimler continues to assume that its divisions will be able to achieve their unit-sales targets for full-year 2008.

Based on the divisions’ planning, Daimler expects total unit sales to increase in the year 2008 (2007: 2.1 million vehicles).

Mercedes-Benz Cars expects to increase unit sales in the year 2008. The full availability of the new C-Class sedan and station wagon as well as the new smart fortwo will make a big contribution to this sales increase. In the second half of the year, we expect new sales stimulus from the recently introduced A- and B-Class models, the CLS, SLK, SL and the new CLC. The launch of the refreshed M-Class and especially the new GLK in late 2008 will also provide additional sales momentum in the following year. However, for lifecycle reasons, the division expects unit sales of the E-Class to fall somewhat, as this car is in its last full model year. In view of the worsening economic environment, production output will be adjusted compared with the previous planning. The changed market outlook, rising raw-material prices and ongoing negative exchange-rate effects will also lead to burdens on earnings that cannot be fully offset by our significant efficiency improvements and higher unit sales. EBIT is therefore expected to be lower than in the prior year, with a return on sales in the magnitude of 8%.

Daimler Trucks looks forward to rising unit sales in full-year 2008. This is largely due to the positive developments in Europe and growth in Asian markets. Higher material costs and the effects of the weaker US economy will offset this positive development. Overall

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Daimler Trucks anticipates full-year earnings in the magnitude of €2 billion.

Daimler Financial Services anticipates a moderate increase in its worldwide contract volume in full-year 2008. Despite the expenses connected with setting up its own financial services organization in North America, the division continues to assume that it will achieve a return on equity of at least 14% in the full year.

Due to strong demand for the Sprinter and the positive sales trend of the Vito/Viano, Mercedes-Benz Vans expects significant growth with a new unit-sales record in 2008.

Daimler Buses also expect to match the high level of unit sales achieved in the prior year once again.

The Daimler Group anticipates a slight increase in the total revenue in full-year 2008 (2007: €99.4 billion).

The Daimler Group believes it continues to be very well positioned with regard to the competition. However, it will not be possible to fully compensate for the aforementioned negative macroeconomic factors such as the slowdown of global growth, rising raw-material prices and unfavorable exchange-rate effects by means of higher unit sales and further efficiency improvements. Dr. Dieter Zetsche: “We have prepared the Group well for this situation and fulfill all the requirements to rank among the best in our industry also in more difficult times.”

On the basis of the divisions’ projections, the Daimler Group expects to post EBIT from ongoing operations of more than €7 billion in 2008. Effects related to Chrysler are not included therein. Daimler had

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previously anticipated EBIT from ongoing operations of significantly above the prior year’s level (€7.7 billion).

The special items shown in the following table affected EBIT in the

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second quarters of 2008 and 2007:

Special items affecting EBIT
Amounts in millions of €	Q2 2008	Q2 2007

Daimler Trucks
Sale of real estate in Japan	—	68
Vans, Buses, Other
Gain (loss) related to the transfer of shares in EADS	35	(39)
Restructuring program at Chrysler	(93)	—
Impairment of rights due to reduced residual values of Chrysler vehicles	(17)	—
Reconciliation
New management model	(63)	(42)

Further information on Daimler is available on the Internet at www.media.daimler.com.

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the largest manufacturer of commercial vehicles in the world. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management.

Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand,

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Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Sterling, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2007, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €99.4 billion and EBIT amounted to €8.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; the effects of the credit crisis which could result in a weaker demand for our products particularly in the U.S. but as well in the European market; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

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Figures for the 2nd Quarter 2008/First Half-Year 2008

Daimler Group	Q2	Q2	Change		YTD	YTD	Change
amounts in €	2008	2007	08/07		2008	2007	08/07
Revenue, in millions	25,382	23,844	6	%(1)	48,837	47,214	3	%(2)
EBIT, in millions	2,053	2,134	- 4%		4,029	5,426	- 26%
Net profit, in millions	1,395	1,849	- 25%		2,727	3,821	- 29%
Net profit from continuing operations, in millions	1,412	1,443	- 2%		2,747	4,158	- 34%
Earnings per share (EPS)	1.40	1.74	- 20%		2.70	3.64	- 26%
Employees (June 30)	274,999	271,486	+ 1%		274,999	271,486	+ 1%

EBIT by Divisions in millions of €	Q2 2008	Q2 2007	Change 08/07	YTD 2008	YTD 2007	Change 08/07
Mercedes-Benz Cars	1,212	1,204	+ 1%	2,364	1,996	+ 18%
Daimler Trucks	608	601	+ 1%	1,011	1,129	- 10%
Daimler Financial Services	183	220	- 17%	351	434	- 19%
Vans, Buses, Other	148	257	- 42%	519	2,129	- 76%
Mercedes-Benz Vans (3)	262	—	—	448	—	—
Daimler Buses (3)	170	—	—	245	—	—

Revenue by Divisions in millions of €	Q2 2008	Q2 2007	Change 08/07	YTD 2008	YTD 2007	Change 08/07
Mercedes-Benz Cars	12,921	12,558	+ 3%	25,418	24,628	+ 3%
Daimler Trucks	7,385	6,930	+ 7%	13,712	14,220	- 4%
Daimler Financial Services	2,231	2,095	+ 6%	4,474	4,247	+ 5%
Vans, Buses, Other	4,074	3,376	+ 21%	7,522	6,258	+ 20%
Mercedes-Benz Vans	2,557	2,284	+ 12%	4,892	4,344	+ 13%
Daimler Buses	1,321	1,076	+ 23%	2,240	1,889	+ 19%

Unit Sales in units	Q2 2008	Q2 2007	Change 08/07	YTD 2008	YTD 2007	Change 08/07
Daimler Group	566,500	516,400	+ 10%	1,070,300	976,600	+ 10%
Mercedes-Benz Cars	354,000	320,200	+ 11%	672,300	591,200	+ 14%
Daimler Trucks	122,800	112,100	+ 10%	230,500	231,300	-0%
Mercedes-Benz Vans	78,600	73,800	+ 7%	147,300	135,500	+ 9%
Daimler Buses	11,100	10,300	+ 7%	20,200	18,600	+ 9%

(1)	Adjusted for the effects of currency translation and changes in the consolidated Group, increase in revenue of 11%.
(2)	Adjusted for the effects of currency translation and changes in the consolidated Group, increase in revenue of 7%.
(3)	In light of the growing relative share of the van und bus business, Daimler Group starts disclosing the EBIT figures for Mercedes-Benz Vans and Daimler Buses in Q1 2008.

DAIMLER

Q2 2008 Interim Report

This Page Intentionally Left Blank

Contents

4	Key figures
6	Management Report
16	Mercedes-Benz Cars
17	Daimler Trucks
18	Daimler Financial Services
19	Vans, Buses, Other
20	Consolidated Financial Statements
25	Notes to Consolidated Financial Statements
32	Financial Calendar

Cover photo:

The new Mercedes-Benz Actros was unveiled at the beginning of 2008. An extensive model upgrade with a total of 37 individual improvements makes the Mercedes-Benz flagship truck even more attractive for our customers; various technical innovations and visual enhancements underscore the leading role of the Actros in the segment of heavy-duty European trucks with regard to economy, comfort, safety and design. A unique feature in this segment is the fully automatic transmission, the Mercedes-Benz PowerShift, as standard equipment. Many of the additional comfort features also serve to enhance road safety. The entry in the Guinness Book of Records at the end of May 2008 as “the most fuel-efficient 40-ton truck” is also unique.

Q2

Key figures

Amounts in millions of €	Q2 2008	Q2 2007		Change in %

Revenue	25,382	23,844		+6	(1)
Western Europe	12,603	12,028		+5
thereof Germany	6,022	5,338		+13
United States	4,426	4,427		-0
Other markets	8,353	7,389		+13
Employees (June 30)	274,999	271,486		+1
Research and development expenditure	1,120	936		+20
thereof capitalized development costs	289	202		+43
Investment in property, plant and equipment	713	701		+2
Cash provided by operating activities	1,539	3,695	(2)	-58
EBIT	2,053	2,134		-4
Net profit	1,395	1,849		-25
Net profit from continuing operations	1,412	1,443		-2
Earnings per share (in €)	1.40	1.74		-20
Earnings per share, continuing operations (in €)	1.42	1.35		+5

(1)	Adjusted for the effects of currency translation and changes in the consolidated Group, increase in revenue of 11%
(2)	Including discontinued operations

Q1-2

Key figures

Amounts in millions of €	Q1-2 2008	Q1-2 2007		Change in %

Revenue	48,837	47,214		+3	(1)
Western Europe	24,052	23,240		+3
thereof Germany	11,271	10,419		+8
United States	9,041	9,929		-9
Other markets	15,744	14,045		+12
Employees (June 30)	274,999	271,486		+1
Research and development expenditure	2,185	1,805		+21
thereof capitalized development costs	572	332		+72
Investment in property, plant and equipment	1,536	1,544		-1
Cash provided by operating activities	3,500	7,576	(2)	-54
EBIT	4,029	5,426		-26
Net profit	2,727	3,821		-29
Net profit from continuing operations	2,747	4,158		-34
Earnings per share (in €)	2.70	3.64		-26
Earnings per share, continuing operations (in €)	2.72	3.97		-31

(1)	Adjusted for the effects of currency translation and changes in the consolidated Group, increase in revenue of 7%
(2)	Including discontinued operations

Management Report

Group EBIT of €2,053 million (Q2 2007: €2,134 million)

Net profit of €1,395 million (Q2 2007: €1,849 million)

Earnings per share of €1.40 (Q2 2007: €1.74)

Revenue up by 6% to €25.4 billion

Full-year EBIT from ongoing operations (excluding Chrysler) expected to exceed €7 billion

Business developments

Weaker world economy

The world economy continued to lose momentum in the second quarter of 2008, although it was still expanding at the long-term growth trend of approximately 3%. The growth slowdown was primarily due to the massive and unexpectedly sharp rise in prices of raw materials, the significant acceleration of inflation and associated losses in purchasing power, high costs of capital and the still-unresolved crisis of financial markets. The United States is still in a phase of particularly weak growth, despite the interest-rate reductions by the Federal Reserve and the government’s economic program.

No official data has yet been released, but the available leading indicators suggest that growth in the economies of Western Europe was rather weak in the second quarter. This also applies to Germany, where the rate of growth fell perceptibly following a strong start to the year.

Although economic expansion in the emerging markets slowed down somewhat, growth rates still remained relatively high; a major negative factor was the significant boost to inflation from high food and energy prices.

The weakening of the global economy, in particular in the United States, Western Europe and Japan, also had an impact on the development of worldwide motor-vehicle markets in the second quarter. In the United States, demand continued to fall, especially for vehicles with high fuel consumption such as pickups and SUVs, some of which suffered double-digit declines in unit sales. The European manufacturers of premium cars were largely able to avoid this negative trend. In Western Europe, car unit sales were also lower than in the prior-year quarter, while new registrations remained almost unchanged in Japan. In the emerging markets of Asia and Latin America and in Eastern Europe, however, car sales continued to grow, although at lower rates in some countries. The development of these regions continues to be primarily driven by the “BRIC countries” (Brazil, Russia, India and China).

Demand for trucks in the United States and Japan in the second quarter of 2008 was once again significantly lower than in the prior-year period. Sales of trucks in Western Europe stayed at the high level of the previous year. Truck markets in the growth regions of Asia, Latin America and Eastern Europe continued their strong expansion.

Unit sales up by 10% in the second quarter

In the second quarter of 2008, Daimler sold 566,500 cars and commercial vehicles worldwide, surpassing the figure for the prior-year period by 10%.

Compared to Q2 2007, the Mercedes-Benz Cars division increased its worldwide unit sales by 11% to 354,000 vehicles, with unit sales of the Mercedes-Benz brand rising by 9% and of smart by 24%. Daimler Trucks sold 122,800 vehicles, significantly more than in the second quarter of last year (+10%), despite the ongoing economic weakness in the United States. Mercedes-Benz Vans achieved a new record for unit sales of 78,600 vehicles, 7% more than in the prior-year period. Daimler Buses also increased its unit sales by 7% to 11,100 buses and chassis. Daimler Financial Services expanded its contract volume by 4% to €60.4 billion in the second quarter of 2008. Adjusted for exchange-rate effects and changes in the consolidated group, its portfolio grew by 8%.

Daimler’s second-quarter revenue increased from €23.8 billion to €25.4 billion. Adjusted for exchange-rate effects and changes in the consolidated group, revenue growth amounted to 11%. In the first half of the year, revenue increased by 3% to €48.8 billion; adjusted for the aforementioned effects, the increase was 7%.

Profitability

Segment profit (EBIT)

Amounts in millions of €	Q2 2008	Q2 2007	Change in %	Q1-2 2008	Q1-2 2007	Change in %

Mercedes-Benz Cars	1,212	1,204	+1	2,364	1,996	+18
Daimler Trucks	608	601	+1	1,011	1,129	-10
Daimler Financial Services	183	220	-17	351	434	-19
Vans, Buses, Other	148	257	-42	519	2,129	-76
Reconciliation/elimination	(98)	(148)	+34	(216)	(262)	+18
Daimler Group	2,053	2,134	-4	4,029	5,426	-26

Daimler achieved EBIT of €2,053 million in the second quarter of 2008 (Q2 2007: €2,134 million).

The decrease in earnings was mainly related to our interest in Chrysler (charges of €373 million). However, the Mercedes-Benz Cars and Daimler Trucks divisions were able to slightly increase their earnings. The Mercedes-Benz Vans and Daimler Buses units also achieved higher EBIT.

The special items shown in the following table affected EBIT in the second quarters and the first halves of the years 2008 and 2007:

Special items affecting EBIT

Amounts in millions of €	Q2 2008	Q2 2007	Q1-2 2008	Q1-2 2007

Mercedes-Benz Cars
Financial support for suppliers	—	—	—	(82)

Daimler Trucks
Sale of real estate in Japan	—	68	—	68

Vans, Buses, Other
Sale of real estate (Potsdamer Platz)	—	—	449	—
Gain (loss) related to the transfer of shares in EADS	35	(39)	137	1,524
Restructuring program at Chrysler	(93)	—	(187)	—
Impairment of rights due to reduced residual values of Chrysler vehicles	(17)	—	(168)	—
Restructuring program at EADS	—	—	—	(114)

Reconciliation
New management model	(63)	(42)	(108)	(93)

The Mercedes-Benz Cars division increased its second-quarter EBIT by 1% to €1,212 million and achieved a return on sales of 9.4% (Q2 2007: 9.6%).

The slight increase in earnings was partially due to the positive unit-sales trends for both the Mercedes-Benz and smart brands. The good development of unit sales was primarily driven by the C-Class models and the smart fortwo. Additional contributions to the improved earnings came from the ongoing growth in car sales in the emerging markets, especially China and Russia. Unfavorable exchange-rate effects, higher raw-material prices and higher costs for the development of technologies to reduce CO2-emissions negatively affected EBIT in the second quarter of 2008. Positive effects on EBIT resulted, however, from further efficiency improvements.

The Daimler Trucks division posted EBIT of €608 million, thus slightly exceeding its earnings in the second quarter of last year (€601 million). The result for the prior-year quarter was favorably affected by a special gain of €68 million realized on the sale of real estate properties in Japan. Return on sales was 8.2%, compared with 8.7% in the prior-year quarter.

The division’s improved earnings are mainly the result of the good development of unit sales in Europe, Latin America and some other markets, a positive product mix as well as efficiency improvements. There were negative effects on earnings, however, from the continued difficult economic environment in the United States and higher raw material prices.

EBIT of €183 million reported by Daimler Financial Services for the second quarter of 2008 was lower than the result for the prior-year period (Q2 2007: €220 million).

The decrease in earnings was mainly due to higher cost of risk compared to the low levels of the prior-year quarter. Furthermore, there were higher expenses subsequent to the setup of the new financial services organization in the NAFTA region following the separation from Chrysler. There was a positive impact on earnings, however, from the increased contract volume.

The second-quarter EBIT of the Vans, Buses, Other segment amounted to €148 million (Q2 2007: €257 million).

Mercedes-Benz Vans and Daimler Buses benefited from the continued very positive development of unit sales and both achieved higher earnings.

Daimler’s share of the earnings of EADS amounted to €32 million (Q2 2007: €95 million). Our interest in Chrysler negatively affected EBIT in the second quarter of 2008 by €373 million; this result includes proportional expenses of €93 million resulting from the restructuring measures at Chrysler. As the Group generally applies the equity method of accounting for its interests in EADS and Chrysler with a three-month time lag, these figures mainly reflect the developments in the first quarter of this year. The results in connection with our interest in EADS and Chrysler are not cash effective.

The reconciliation to Group EBIT includes corporate expenses of €81 million (Q2 2007: €157 million) and eliminations of internal transaction (Q1 2008: expense of €17 million; Q2 2007: income of €9 million).

Net interest income in the second quarter amounted to €24 million (Q2 2007: €56 million). The decrease is the result of lower expected returns on the pension-plan assets. In addition, higher interest expenses were incurred in connection with post-employment benefit obligations, caused by an increase in the interest rate used for the calculation of those obligations.

The income-tax expense of €665 million was similar to the prior-year level (Q2 2007: €747 million).

Net profit from continuing operations decreased slightly by €31 million to €1,412 million (Q2 2007: €1,443 million). Earnings per share from continuing operations amounted to €1.42 (Q2 2007: €1.35).

The net loss from discontinued operations of €17 million in the second quarter of 2008 reflects adjustments of the result from the deconsolidation of the Chrysler activities. The net profit for the prior-year period of €406 million includes the operating result, the net interest result and the income-tax expense of the Chrysler activities.

Net profit amounted to €1,395 million (Q2 2007: €1,849 million), equivalent to earnings per share of €1.40 (Q2 2007: €1.74).

For the first half of 2008, Daimler posted EBIT of €4,029 million (Q1-2 2007: €5,426 million).

The decrease in earnings is primarily due to the fact that EBIT for the first half of 2007 included a special gain of €1,524 million related to the transfer of shares in EADS. In the first six months of 2008, special gains were realized in connection with the sale of the real-estate properties at Potsdamer Platz (€449 million) as well as the transfer of EADS shares (€137 million). There were opposing effects from Charges of €864 million related to the interest in Chrysler.

One of the main positive aspects of the first half of 2008 was the improvement in EBIT from €1,996 million to €2,364 million at the Mercedes-Benz Cars division. This pleasing development was primarily the result of increased unit sales and ongoing efficiency improvements. There were negative effects on the division’s earnings mainly from exchange-rate effects and higher raw material prices. Earnings in the first half of 2007 had been reduced by €82 million due to the financial support provided to suppliers.

Daimler Trucks achieved EBIT of €1,011 million in the first half of this year (Q1-2 2007: €1,129 million). Burdens on earnings primarily resulting from the ongoing difficult economic environment in the United States and higher costs of raw materials were partially offset by the positive development of unit sales in Europe, Latin America and some other markets, a positive product mix and efficiency improvements. In addition, the prior-year period was positively affected by a gain of €68 million realized on the sale of real-estate properties in Japan.

Daimler Financial Services posted EBIT of €351 million, which was lower than in the first half of last year (€434 million). The decline in earnings was mainly due to higher cost of risk compared to the low levels of the prior-year quarter. Furthermore, there were expenses related to setting up a new financial services organization in the NAFTA region following the transfer of a majority interest in Chrysler. There was a positive impact on earnings, however, from the increased contract volume.

The main reason for the decrease in first-half EBIT at Vans, Buses, Other to €519 million (Q1-2 2007: €2,129 million) is that the prior-year result included special gains connected with the transfer of shares in EADS (Q1-2 2008: €137 million; Q1-2 2007: €1,524 million). However, in the first six months of 2008, a special gain of €449 million was realized on the sale of the real-estate properties at Potsdamer Platz.

Mercedes-Benz Vans and Daimler Buses benefited from the continued very positive development of unit sales and both achieved higher earnings.

Daimler’s share of the earnings of EADS amounted to €54 million (Q1-2 2007: €260 million). The prior-year result reflects the Group’s share of restructuring expenses (€114 million) recorded by EADS. The Group’s interest in Chrysler reduced EBIT by a total of €864 million in the first six months of this year. This reflects the equity-result (€696 million), which also includes expenses of €187 million related to restructuring actions at Chrysler. Furthermore, in connection with the transfer of a majority interest in Chrysler, Daimler retained rights contingent upon the development of certain economic circumstances. In light of falling residual values of Chrysler vehicles, these rights had to be fully written off, resulting in a total impairment charge of €168 million in the first half of this year.

The reconciliation to Group EBIT includes corporate expenses of €200 million (Q1-2 2007: €266 million) and eliminations of internal transaction (Q1-2 2008: expense of €16 million; 2007: income of €4 million).

Net interest income in the first half of the year amounted to €57 million (Q1-2 2007: €190 million). The main reason for the decrease is that the financing liabilities that were originally incurred to refinance the Chrysler business were not yet fully repaid, while the Group’s liquid funds resulting from the repayment of Chrysler’s former internal financing liabilities were reinvested at relatively low interest rates. Lower expected returns on the pension-plan assets and higher expenses connected with post-employment benefit obligations also contributed to the decrease in net interest income.

The income tax expense for the first half of 2008 was €1,339 million (Q1-2 2007: €1,458 million). The relatively low income-tax expense for the prior-year period was mainly a result of the tax-free gains realized in the context of the transfer of EADS shares.

First-half net profit from continuing operations decreased to €2,747 million (Q1-2 2007: €4,158 million) due to lower special income related to the transfer of EADS shares and the charges associated with the interest in Chrysler. Earnings per share from continuing operations amounted to €2.72 (Q1-2 2007: €3.97).

The net loss from discontinued operations of €20 million (Q1-2 2007: €337 million) reflects adjustments of the result from the deconsolidation of the Chrysler activities for the first half of the year. The net loss for the prior-year period includes the operating result, the net interest result and the income-tax expense of the Chrysler activities.

Net profit for the first half of the year amounted to €2,727 million (Q1-2 2007: €3,821 million), equivalent to earnings per share of €2.70 (Q1-2 2007: €3.64).

Cash flows

The presentation of cash flows is unchanged from the prior-year period and in the year 2007 also includes the cash flows of the discontinued Chrysler operations.

Cash provided by operating activities in the first half of 2008 amounted to €3.5 billion (Q1-2 2007: €7.6 billion). The prior-year figure included a cash inflow of €3.0 billion from the discontinued operations. Excluding the effects of the discontinued operations, compared with the prior-year period, cash provided by operating activities decreased by €1.1 billion. This decrease primarily reflects a larger increase in inventories than in the first half of 2007, which was mainly the result of changes in production and unit-sales volumes during the year at Mercedes-Benz Cars and Daimler Trucks. The changes in trade receivables and trade liabilities that took place in this context offset each other with regard to continued activities. Additional factors reducing cash provided by operating activities were the increase in inventory-related receivables from financial services and higher research and development expenditures. Positive effects compared with the prior-year period resulted in particular from lower payments for staff-reduction actions at Mercedes-Benz Cars as well as from lower tax payments in Germany.

The cash flows from investing activities in the first six months of 2008 resulted in a net cash outflow of €4.2 billion, compared with a net outflow of €1.2 billion in the first half of 2007. The prior-year period included proceeds of €3.5 billion related to the transfer of EADS shares and €1.0 billion from the sale of real-estate properties by Mitsubishi Fuso Truck and Bus Corporation. The first half of 2008 was generally less affected by extraordinary transactions, because the cash inflow of €1.3 billion from the sale of real-estate properties at Potsdamer Platz was offset by payments made for the acquisition of shares in Tognum (€0.6 billion) and the granting of a loan to Chrysler (€1.0 billion). Investment of €1.5 billion in property, plant and equipment for the continued operations was nearly unchanged compared with the prior-year period, while investments in intangible assets resulted in a higher cash outflow for capitalized development costs, in particular related to the new E-Class and engine projects. Without taking into consideration the discontinued activities, the financial services business resulted in a higher cash outflow for investing activities than in the prior-year period. In total, the cash flows for investing activities in the first half of 2007 included a cash outflow of €1.8 billion for the discontinued activities.

Cash used for financing activities amounted to €8.8 billion (Q1-2 2007: €7.0 billion). In addition to the dividend for the year 2007 (€1.9 billion), this was primarily related to the ongoing optimization of the capital structure following the separation from the Chrysler activities in 2007. During the reporting period, therefore, further financing liabilities were repaid and the share buyback was continued (€3.0 billion).

Cash and cash equivalents with an original maturity of three months or less were €10.0 billion lower than at December 31, 2007, after taking exchange-rate effects into consideration. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, was reduced as planned by €10.0 billion to €7.1 billion, mainly as a result of the cash outflow for financing activities. Total liquidity, which had been exceptionally high at December 31, 2007 in connection with the transfer of a majority interest in Chrysler, was therefore reduced to a level appropriate to the Daimler Group.

The free cash flow of the industrial business, the parameter used by Daimler to measure financial strength, was still positive but decreased significantly by €4.5 billion to €0.1 billion.

The reduction in the free cash flow was primarily due to the fact that the cash inflows last year from the transfer of EADS shares (€3.5 billion) and from the sale of real-estate properties by Mitsubishi Fuso Truck and Bus Corporation (€1.0 billion) were higher than the cash inflow this year from the sale of real-estate properties at Potsdamer Platz (€1.3 billion). In addition, the acquisition of an equity interest in Tognum (€0.6 billion) and the granting of a loan to Chrysler (€1.0 billion) reduced the free cash flow in the first half of 2008. Cash outflows were also increased by the development of inventories. However, there were positive effects on the free cash flow in particular from the discontinued activities, which had negatively impacted the free cash flow in 2007. The development of sales and earnings at Mercedes-Benz Vans and Daimler Buses also had positive effects.

Free cash flow of the industrial business

Amounts in millions of €	Q1-2 2008	Q1-2 2007	08/07 change

Cash provided by operating activities	1,046	3,086	(2,040)
Cash provided (used for) investing activities	(617)	1,351	(1,968)
Changes in cash (> 3 months) and marketable securities included in liquidity	(309)	176	(485)
Free cash flow of the industrial business	120	4,613	(4,493)

The net liquidity of the industrial business decreased by €4.2 billion to €8.8 billion.

Net liquidity of the industrial business

Amounts in millions of €	June 30, 2008	Dec. 31, 2007	08/07 change

Cash and cash equivalents	4,724	14,894	(10,170)
Marketable securities and term deposits	1,375	1,276	99
Liquidity	6,099	16,170	(10,071)
Financing liabilities	454	(5,019)	5,473
Market valuation and currency hedges for financing liabilities	2,204	1,761	443
Net liquidity	8,757	12,912	(4,155)

The reduction is mainly a result of the share buyback and the payment of the dividend for the year 2007.

Net debt at Group level, which is primarily related to the refinancing of the sales-financing business, increased by €5.0 billion compared with December 31, 2007. In addition to the effects from the industrial business, this was primarily due to the expansion of the leasing and sales-financing business. Opposing effects reducing net debt resulted from changes in currency exchange rates.

Net debt of the Daimler Group

Amounts in millions of €	June 30, 2008	Dec. 31, 2007	08/07 change

Cash and cash equivalents	5,591	15,631	(10,040)
Marketable securities and term deposits	1,481	1,424	57
Liquidity	7,072	17,055	(9,983)
Financing liabilities	(50,397)	(54,967)	4,570
Market valuation and currency hedges for financing liabilities	2,204	1,761	443
Net liquidity	(41,121)	(36,151)	(4,970)

Balance sheet structure

Compared with December 31, 2007, the balance sheet total decreased by €6.2 billion to €128.9 billion; €3.1 billion of the decrease was due to exchange-rate effects. €63.4 billion of the balance sheet total is accounted for by the financial services business, equivalent to 49% of all of the Daimler Group’s assets and liabilities (December 31, 2007: €62.0 billion and 46%).

As capital expenditure exceeded depreciation, property, plant and equipment increased to €14.9 billion, despite negative exchange-rate effects. The increase was mainly for the German plants.

Equipment on operating leases and receivables from financial services increased by 2% to €60.1 billion (December 31, 2007: €58.9 billion); adjusted for the effects of currency translation, there was an increase of 5%. These items’ share of the balance sheet total amounted to 47% at the end of the second quarter (December 31, 2007: 44%).

The investments accounted for using the equity method (€4.8 billion) primarily comprise the carrying values of our equity interests in EADS, Chrysler and Tognum. The increase resulting from the purchase of Tognum shares in the second quarter (€0.6 billion) was offset by the decrease in the book value of the Chrysler investment (€0.7 billion).

Inventories increased by €2.0 billion to €16.1 billion (+14%) and accounted for 13% of the balance sheet total. The increase was mainly due to changes in production volumes and unit sales during the year and the launch of new models in the second half of this year. In this context, trade receivables also increased by 16% to €7.4 billion and trade payables rose by 18% to €8.2 billion.

Other financial assets of €9.7 billion were at the same level as at the end of 2007. This includes the loan of US$1.5 billion (€952 million) granted to Chrysler in the second quarter, which is due to be repaid in February 2014.

Compared with December 31, 2007, cash and cash equivalents decreased by €10.0 billion to €5.6 billion. This change mainly reflects the discharge of financing liabilities, the cash outflow from the share buyback programs, which were continued in the first half of the year (€3.0 billion), and the dividend payout in April (€1.9 billion). Along with the reduction in cash and cash equivalents, total liquidity, which had been extremely high at December 31, 2007 following the transfer of a majority interest in Chrysler, was reduced to a level appropriate to the Daimler Group.

With the conclusion of the sale of land and buildings at Potsdamer Platz in Berlin on February 1, 2008, the “assets held for sale” of €0.9 billion that were separately reported at the end of 2007 were derecognized. In 2008, the Group received a cash inflow of €1.3 billion from this transaction.

Provisions, which mainly comprise warranty, personnel and pension obligations, amounted to 15% of the balance sheet total. The decrease of €0.7 billion to an amount of €18.8 billion as of June 30, 2008 was mainly due to the positive development of product warranties and the payment of the employee profit-sharing bonus.

Financing liabilities decreased compared to December 31, 2007 as scheduled by €4.6 billion to €50.4 billion. Financing liabilities account for 39% of the balance sheet total (December 31, 2007: 41%). The reduction was primarily a result of redeeming bonds and exchange-rate effects, whereas liabilities connected with deposits in the direct banking business of Mercedes-Benz Bank increased by €1.0 billion compared with the beginning of the year.

Other financing liabilities decreased by €0.7 billion (-7%) to €9.5 billion. Adjusted for exchange-rate effects, the decrease was €0.4 billion. The change reflects lower accrued interest and falling liabilities related to the new management model.

The Group’s equity decreased by €2.7 billion compared with December 31, 2007. The net profit of €2.7 billion only partially offset the share buybacks, the dividend payout for the year 2007 (€1.9 billion) and exchange-rate effects. The equity ratio of 27.6% at June 30, 2008 was above the prior-year level. The equity ratio for the industrial business was 47.6% (December 31, 2007: 43.7%). The equity ratios as of December 31, 2007 are adjusted by the dividend payment for the year 2007.

Workforce

At the end of the second quarter of 2008, Daimler employed 274,999 people worldwide (end of Q2 2007: 271,486). Of this total, 168,342 were employed in Germany (end of Q2 2007: 166,581).

Changes in the Supervisory Board

On April 9, 2008, the Annual Meeting of Daimler AG elected Ms. Sari Baldauf and Dr. Jürgen Hambrecht as members of the Supervisory Board to succeed Mr. Earl G. Graves and Mr. Peter A. Magowan, who stepped down at the end of 2007.

Following their court appointment in February 2008, Ms. Baldauf and Dr. Hambrecht have thus now also been appointed by the shareholders as members of the Supervisory Board for the period until the Annual Meeting in 2013.

Taking effect at the end of this year’s Annual Meeting, Mr. Jörg Hofmann and Mr. Ansgar Osseforth are also new members of the Supervisory Board. They succeed Mr. Wolf Jürgen Röder and Mr. Gerd Rheude as employee representatives and are also elected until the Annual Meeting in 2013.

Additional share buyback program to optimize capital structure

For the further optimization of Daimler’s capital structure, the Board of Management of the company decided to carry out a new share buyback program. The Supervisory Board of Daimler AG approved this decision.

In exercise of the authorization granted by the Annual Meeting on April 9, 2008, 10% or approximately 96.4 million of the outstanding shares are to be bought back for a maximum amount of €6 billion. In order to optimize the buyback, shares may also be acquired with the use of derivative financial instruments. The resolution of the Board of Management limits the period of the share buyback until the Annual Meeting on April 8, 2009.

Daimler’s capital structure is to be further optimized with the goal of reducing the use of equity capital, which is more expensive than borrowed capital. This will avoid investment decisions being limited by excessively high capital costs.

Daimler acquires equity interest in Tognum

During the second quarter, Daimler AG acquired a 22.3% equity interest in Tognum AG from EQT, a Swedish financial investor. An additional 2.2% of Tognum’s shares were acquired through the stock market. The price paid was in total €640 million.

In the past two years, Tognum has become a globally leading producer of off-highway engines with above-average operating margins. This business has above-average growth potential. Furthermore, the acquisition of the equity interest will enable Daimler to protect its long-term supply relations with Tognum.

Tognum will be included in the Vans, Buses, Other segment using the equity method of accounting as of June 30, 2008.

Expansion of Mercedes-Benz’ range of premium compact cars and plans for a new plant in Hungary

In the future, Mercedes-Benz will be better represented in the compact-car segment with four models instead of the present two. In this context, full capacity utilization at the Rastatt plant is to be guaranteed by investments totaling €600 million. To secure sustained competitiveness following the expansion of the product range, but also to create the additional production capacity needed to serve new sales markets, in June 2008 Mercedes-Benz announced the construction of a new plant in Kecskemét, Hungary. This location meets the high quantitative and qualitative criteria for the successful production of Mercedes-Benz cars, and offers the best economic conditions of all the sites that came into consideration.

Outlook

The statements made in the Outlook section of this Interim Report are based on the current assumptions of the Daimler management. In turn, these assumptions are based on the expectations for general economic developments described below, which are in line with the appraisals made by renowned economic research institutions and the targets set by our divisions. Expectations for future business developments reflect the opportunities and risks arising from the market conditions and competitive situations as the year progresses.

With regard to existing opportunities and risks, we refer to the statements made in our Annual Report 2007 and the notes on forward-looking statements at the end of this Management Report. During the year 2008 to date, risks have grown due to the deteriorating economic outlook caused by the continuing crisis of financial markets, further increases in the prices of oil and other important raw materials, and the ongoing depreciation of major currencies against the euro. The volume of receivables relating to Chrysler has increased due to the utilization of the subordinate credit line of US$1.5 billion that was already agreed upon in the context of the transfer of a majority interest in Chrysler.

For full-year 2008, Daimler assumes that the world economy will continue to lose momentum as the year progresses. The influence of high raw-material prices, rising inflation rates, falling purchasing power and tight capital markets are likely to prevent a significant revival from taking place in the coming months. The growth slowdown is expected to affect nearly all regions, but to be particularly pronounced in the industrialized countries. But since the emerging markets should continue their solid expansion, although with less dynamism than before, their significantly increased importance for the world economy means that from today’s perspective growth of nearly 3% seems to be possible despite the current uncertainties (2007: 4.0%). This will only occur, however, if the expansionary economic measures taken in the United States are effective and facilitate at least a little economic growth in that country. Another major assumption is that inflationary pressure does not increase any further. The interest-rate policy reactions that would then become unavoidable would depress demand at least in the short term. At present, the biggest individual risk for the world economy is certainly to be seen on the side of raw materials and the development of the oil price.

Due to the gradual slowdown of global growth, Daimler foresees worldwide expansion in sales of motor vehicles of only approximately 2% in the year 2008 (2007: 4.2%). The main drivers of global demand for vehicles will continue to be the emerging markets of Asia, Eastern Europe and South America, especially the BRIC countries. Daimler anticipates above-average growth in these regions once again in 2008, for both cars and commercial vehicles. However, the markets of Western Europe, North America and Japan will develop less dynamically. The total automobile market of Western Europe is likely to be smaller than last year due to the significant economic slowdown in the region, with unit sales actually falling in some high-volume segments. But a positive aspect is that the important German market should grow over the full year. In an increasingly difficult environment, the best that can be expected for the overall Western European market for commercial vehicles is that it remains flat at its high prior-year level, but with significant growth in the segment of trucks above 6 tons.

The weakness of the US economy is severely impacting the development of the motor-vehicle market. A further significant drop in demand for cars is to be expected especially in the volume segments. Within the US market for commercial vehicles, the anticipated revival for heavy trucks will probably not start before the end of 2008 or the beginning of 2009. The Japanese car market is likely to just about equal its prior-year level, while demand for commercial vehicles is expected to fall.

Based on the divisions’ planning, Daimler expects its total unit sales to increase in the year 2008 (2007: 2.1 million vehicles).

Mercedes-Benz Cars expects to increase unit sales in the year 2008. The full availability of the new C-Class sedan and station wagon as well as the new smart fortwo will make a big contribution to this sales increase. In the second half of the year, we expect new sales stimulus from the recently introduced A- and B-Class models, the CLS, SLK, SL and the new CLC. The launch of the refreshed M-Class and especially the new GLK in late 2008 will also provide additional sales momentum in the following year. However, for lifecycle reasons we anticipate lower unit sales of the E-Class, which is in its last full model year. In view of the worsening economic environment, production output will be adjusted compared with the previous planning. The changed market outlook, rising raw-material prices and ongoing negative exchange-rate effects will also lead to burdens on earnings that cannot be offset by our significant efficiency improvements and higher unit sales. EBIT is therefore expected to be lower than in the prior year, with a return on sales in the magnitude of 8%.

Daimler Trucks looks forward to rising unit sales in full-year 2008. This is largely due to positive developments in Europe and growth in Asian markets. Higher material costs and the effects of the weaker US economy will offset this positive development. Overall, we anticipate full-year earnings in the magnitude of €2 billion.

Due to strong demand for the Sprinter and the positive sales trend of the Vito/Viano, Mercedes-Benz Vans expects significant growth with a new unit-sales record in 2008. In the bus business, we expect to match the high level of unit sales achieved in the prior year once again.

Daimler Financial Services anticipates a moderate increase in its worldwide contract volume in full-year 2008. Despite the expenses connected with setting up its own financial services organization in North America, the division continues to assume that it will achieve a return on equity of at least 14% in the full year.

We anticipate a slight increase in the Daimler Group’s total revenue in full-year 2008 (2007: €99.4 billion).

The number of employees at the end of the year is expected to be slightly higher than the number a year earlier.

On the basis of the divisions’ projections, in 2008 we expect the Daimler Group to post EBIT from ongoing operations of more than €7 billion. Effects related to Chrysler are not included therein.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; the effects of the credit crisis which could result in a weaker demand for our products particularly in the U.S. but as well in the European market; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Mercedes-Benz Cars

Unit sales up by 11%

Presentation of GLK and refreshed models

Additional investment in production network

EBIT improves to €1,212 million (Q2 2007: €1,204 million)

Amounts in millions of €	Q2 2008	Q2 2007	Change in %

EBIT	1,212	1,204	+1
Revenue	12,921	12,558	+3
Unit sales	353,976	320,151	+11
Production	368,083	308,708	+19
Employees (June 30)	98,011	97,634	+0

Unit sales	Q2 2008	Q2 2007	Change in %

Total	353,976	320,151	+11
Western Europe	210,277	208,570	+1
Germany	94,975	89,680	+6
United States	68,341	50,091	+36
Japan	8,724	8,999	-3
Other markets	66,634	52,491	+27

Increases in unit sales, revenue and EBIT

Mercedes-Benz Cars increased its unit sales by 11% in the second quarter. Unit sales of Mercedes-Benz brand vehicles grew by 9% to a new record of 312,000 vehicles. smart once again achieved a significant increase in unit sales of 24%, selling 39,500 vehicles. Revenue rose by 3% to €12.9 billion and EBIT grew by 1% to €1,212 million.

The S-Class was once again the clear market leader in the luxury segment, with 28,000 units sold worldwide in the second quarter (Q2 2007: 25,800). The E-Class continued to maintain its market position, although sales of 51,200 units were lower than in the second quarter of last year for lifecycle reasons (Q2 2007: 54,900). Unit sales of the C-Class increased by 41% to 128,200 vehicles, making the C-Class sedan the worldwide market leader in its segment.

In the SUV segment, however, unit sales decreased by 5% to 42,600 vehicles of the M-/R-/GL- and G-Class. The new generation of the M-Class will be available this autumn. Sales of 62,000 A- and B-Class units were below Q2 2007 (68,900) shortly before the launch of the new models at the end of June.

Mercedes-Benz Cars’ sales of 210,300 units in Western Europe were close to Q2 2007 (+1%). In the United States, shipments increased by 36% to 68,300 vehicles. The Mercedes-Benz brand alone recorded an increase of 23% to 61,300 vehicles. 7,000 units of the smart fortwo were sold in the United States in the second quarter. The Mercedes-Benz Cars division’s unit sales increased at a very high rate also in China (+56%).

Presentation of new models

Our most important new model this year – the GLK – had its world debut at the Auto China trade fair in Beijing, where we announced the launch of the smart in China for the middle of 2009. Shipments of the refreshed A- and B-Class started in Europe at the end of June with the option of a natural-gas version (B170 NGT BlueEFFICIENCY). BlueEFFICIENCY versions of the C-Class are also available, and more BlueEFFICIENCY models will be introduced in autumn with ECO start-stop function.

Investment in expansion of production network

In the context of doubling the number of products available in the compact-car segment from two to four models in the future, we have decided to expand the production network. This involves investment of approximately €600 million at the Rastatt plant, as well as around €800 million for a new plant to be built in Kecskemét, Hungary, starting in 2009.

Quality awards

In the latest J.D. Power quality survey, Mercedes-Benz received two Gold Awards for the highest vehicle quality for the E- and CLK-Class. The exceptional production quality of the Sindelfingen plant was also recognized with the Platinum Award for the world’s best assembly plant.

Further efficiency improvements

We continue to make progress with the efficiency of production. In light of rising raw-material prices, the constant optimization of production times and the ongoing reductions in material costs will be continued.

Q1-2

Amounts in millions of €	Q1-2 2008	Q1-2 2007	Change in %

EBIT	2,364	1,996	+18
Revenue	25,418	24,628	+3
Unit sales	672,261	591,209	+14
Production	718,794	612,195	+17
Employees (June 30)	98,011	97,634	+0

Unit Sales	Q1-2 2008	Q1-2 2007	Change in %

Total	672,261	591,209	+14
Western Europe	388,751	368,057	+6
Germany	168,788	161,845	+4
United States	135,560	104,760	+29
Japan	18,198	19,310	-6
Other markets	129,752	99,082	+31

Daimler Trucks

Unit sales up by 10%

New Actros sets record in fuel-efficiency test

Major order for hybrid and natural-gas vehicles in the NAFTA region

EBIT slightly above high prior-year level

Amounts in millions of €	Q2 2008	Q2 2007	Change in %

EBIT	608	601	+1
Revenue	7,385	6,930	+7
Unit sales	122,809	112,054	+10
Production	123,151	109,130	+13
Employees (June 30)	80,839	80,853	-0

Unit Sales	Q2 2008	Q2 2007	Change in%

Total	122,809	112,054	+10
Western Europe	23,601	21,203	+11
Germany	10,122	9,019	+12
United States	19,975	18,836	+6
Latin America (excluding Mexico)	16,618	14,113	+18
Asia	37,614	36,329	+4
Other markets	25,001	21,573	+16

Increases in unit sales, revenue and earnings

Daimler Trucks sold 122,800 vehicles in the second quarter of 2008, significantly more than in the prior-year period (+10%), despite the ongoing weakness of the US economy. Revenue increased from €6.9 billion to €7.4 billion. EBIT of €608 million slightly surpassed the high prior-year figure.

Positive development of unit sales in Europe and Latin America

Trucks Europe/Latin America (Mercedes-Benz) increased its unit sales by a further 17% to 46,500 vehicles, thus setting another record. The development in Brazil was particularly positive (+32%). In Western Europe, unit sales rose by 11%. Significant increases in unit sales were also achieved in Eastern Europe (+16%) and the Middle East (+47%).

Trucks NAFTA (Freightliner, Sterling, Western Star, Thomas Built Buses) increased its unit sales by 11%. The figure for the prior-year quarter had been impacted by a drop in demand due to stricter emission regulations in the United States and
Canada. The demand revival anticipated for 2008 has still not materialized due to the weak economy in the United States.

The unit sales attained by Trucks Asia (Mitsubishi Fuso) increased from 47,800 to 49,200 vehicles. This growth resulted from the international business, which meanwhile accounts for 78% of total unit sales. Developments in Indonesia, Latin
America and the Middle East were particularly positive. Unit sales in Japan decreased for reasons related to market cycles.

Mercedes-Benz Actros sets record for fuel consumption

In a fuel-efficiency test in Nardo in the south of Italy this May, the Mercedes-Benz Actros with BlueTec diesel technology consumed only 19.44 liters of fuel per 100 kilometers under test conditions. This is equivalent to 0.8 of a liter per ton per kilometer and earned the series-production truck an entry in the Guinness Book of Records as “the most fuel-efficient 40-ton truck.”

Trucks NAFTA receives major order for environmentally friendly vehicles

The biggest order to date for commercial vehicles with alternative drive systems and fuels was placed with Freightliner by the US delivery company UPS this May. UPS will use the 200 hybrid and 300 natural-gas vehicles together with its current fleet of conventional diesel vehicles and existing HEV vehicles in daily courier and parcel service in the United States.

Production jubilee for Mercedes-Benz trucks

At the end of June, Mercedes-Benz Türk celebrated the production of the 100,000th Mercedes-Benz truck built in Aksaray. Since the company was founded in 1967, Mercedes-Benz Türk has become the biggest manufacturer of trucks and buses in Turkey. The Mercedes-Benz Atego also celebrated a jubilee in the second quarter: the local-delivery truck was launched on the market ten years ago and 250,000 of the model have been built since then. With the automatic engine start-stop that is now available, fuel consumption and CO2 emissions can be reduced by an average of 3%.

Q1-2

Amounts in millions of €	Q1-2 2008	Q1-2 2007	Change in %

EBIT	1,011	1,129	-10
Revenue	13,712	14,220	-4
Unit sales	230,537	231,272	-0
Production	236,471	232,480	+2
Employees (June 30)	80,839	80,853	-0

Unit sales	Q1-2 2008	Q1-2 2007	Change in %

Total	230,537	231,272	-0
Western Europe	40,341	40,058	+1
Germany	16,844	17,844	-6
United States	41,179	58,878	-30
Latin America (excluding Mexico)	29,912	25,130	+19
Asia	73,327	65,453	+12
Other markets	45,778	41,753	+10

Daimler Financial Services

Further growth in contract volume

New leasing product for private customers in Germany

New organization of business in North America

EBIT of €183 million (Q2 2007: €220 million)

Amounts in millions of €	Q2 2008	Q2 2007	Change in %

EBIT	183	220	-17
Revenue	2,231	2,095	+6
New business	7,772	7,328	+6
Contract volume	60,399	58,120	+4
Employees (June 30)	7,214	6,649	+8

Further growth in worldwide contract volume

Daimler Financial Services increased its total contract volume by 4% to €60.4 billion in the second quarter of 2008. Compared with the prior year, 15 additional companies were fully consolidated for the first time, most of them in Asia and Eastern Europe. Adjusted for this effect and for exchange-rate effects, the increase was 8%. New business of €7.8 billion was 6% higher than in the second quarter of 2007. Adjusted for the aforementioned effects, new business increased by 7%. EBIT amounted to €183 million (Q2 2007: €220 million).

Mercedes-Benz Bank starts business operations in Spain

At the end of the second quarter, contract volume of €36.4 billion in the Europe, Africa & Asia/Pacific region was 9% higher than a year earlier. The most dynamic growth was achieved in the markets Czech Republic, United Kingdom and Japan.

The contract volume of Mercedes-Benz Bank in Germany increased to €16.5 billion (Q2 2007: €16.1 billion). Mercedes-Benz Bank once again expanded its customer base in the direct banking business. Customers’ funds increased from €3.8 billion to €5.1 billion. A mobility package entitled “Private Leasing plus” was successfully launched on the market at the end of April, comprising a leasing contract with an option to buy, auto insurance, and a service card to be used when processing any claims. With this product, Mercedes-Benz Bank is driving the trend towards leasing in the business with private customers. At the end of May, Mercedes-Benz Bank opened its first branch in Spain to provide Spanish dealers with credit for their floor-plan financing. This will allow our Spanish sales partners to profit from the favorable refinancing conditions offered by Mercedes-Benz Bank in Germany.

Two years after the start of the FUSO Financial business unit, the business of commercial-vehicle financing continues its very dynamic growth in Japan. In the past twelve months, FUSO Financial’s contract volume increased by 71% to €187 million.

More efficient organization of business in North America

In the Americas region, contract volume amounted to €24.0 billion at the end of the quarter (Q2 2007: €24.9 billion). Adjusted for exchange-rate effects, the portfolio grew by 11%.

Following the separation from Chrysler Financial in North America, the focus is now on building up a more efficient organization for the US business units – Truck Financial and Mercedes-Benz Financial. To achieve this goal, decentralized functions currently located in California, Florida, New Jersey and Illinois are being brought together in the new operations center in Dallas, Texas, and at the headquarters in Farmington Hills, Michigan.

Q1-2

Amounts in millions of €	Q1-2 2008	Q1-2 2007	Change in %

EBIT	351	434	-19
Revenue	4,474	4,247	+5
New business	14,427	14,116	+2
Contract volume	60,399	58,120	+4
Employees (June 30)	7,214	6,649	+8

Vans, Buses, Other

Ongoing great success of Mercedes-Benz Sprinter

Repeated unit-sales record for Daimler Buses

EBIT of €148 million (Q2 2007: €257 million)

Amounts in millions of €	Q2 2008	Q2 2007	Change in %

EBIT	148	257	-42
Revenue segment	4,074	3,376	+21
Vans	2,557	2,284	+12
Buses	1,321	1,076	+23
Unit sales Vans	78,629	73,823	+7
Unit sales Buses	11,066	10,338	+7

The Vans, Buses, Other segment primarily comprises the Mercedes-Benz Vans and Daimler Buses units and our equity interests in Chrysler Holding LLC and EADS. In the future, this segment will also include our equity interest in Tognum, which is accounted for using the equity method as of June 30, 2008. The second-quarter EBIT of the Vans, Buses, Other segment amounted to €148 million (Q2 2007: €257 million).

Mercedes-Benz Vans

The Mercedes-Benz Vans unit increased its unit sales by 7% in the second quarter of 2008, setting a new record of 78,600 vans sold in a quarter.

Worldwide sales of the Sprinter increased by 14% to 45,400 units. As a result of sustained strong demand for the Sprinter, we have decided to expand our production capacities in Düsseldorf and Ludwigsfelde.

Second-quarter unit sales of the Vito/Viano models totaled 27,000 vehicles, slightly lower than the high figure for the prior-year period (-4%). Unit sales of the Vario increased by 8%.

Daimler Buses

Daimler Buses sold 11,100 buses and chassis, thus surpassing the very high prior-year sales level by 7% and setting a new unit-sales record. A major contribution came from second-quarter sales of 2,030 Mercedes-Benz and Setra buses in Western Europe (+38%), while 5,600 chassis were sold in Latin America, equaling the high level of the prior-year period. Daimler Buses thus maintained its worldwide market leadership.

The 10,000th Series 400 Setra bus was delivered in the second quarter of 2008. Since April 2008, the Mercedes-Benz bus range has been supplemented by a new low-entry articulated city bus, the Conecto G.

Chrysler

Chrysler LLC sold 577,800 vehicles worldwide in the second quarter of 2008 (Q2 2007: 735,800). In June, Chrysler LLC utilized the subordinated credit line of US$1.5 billion that had been agreed upon with Daimler at the time of the transfer of a majority interest in Chrysler.

EADS

Airbus, a subsidiary of EADS, delivered 122 aircraft to its customers in the second quarter (Q2 2007: 116). Orders received were below the figure for the prior-year period at 105 units (Q2 2007: 546). The order backlog rose to 3,663 aircraft at June 30, 2008 (June 30, 2007: 2,925). EADS will publish its second-quarter figures on July 30, 2008.

Q1-2

Amounts in millions of €	Q1-2 2008	Q1-2 2007	Change in %

EBIT	519	2,129	-76
Revenue segment	7,522	6,258	+20
Vans	4,892	4,344	+13
Buses	2,240	1,889	+19
Unit sales Vans	147,255	135,526	+9
Unit sales Buses	20,243	18,640	+9

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Income Q2

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €, except per share amounts	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007

Revenue	25,382	23,844	23,151	21,749	2,231	2,095
Cost of sales	(18,901)	(17,859)	(17,054)	(16,177)	(1,847)	(1,682)
Gross profit	6,481	5,985	6,097	5,572	384	413
Selling expenses	(2,279)	(2,161)	(2,191)	(2,089)	(88)	(72)
General administrative expenses	(938)	(948)	(811)	(829)	(127)	(119)
Research and non-capitalized development costs	(831)	(734)	(831)	(734)	—	—
Other operating income, net	29	102	21	98	8	4
Share of profit (loss) from companies accounted for using the equity method, net	(277)	58	(280)	64	3	(6)
Other financial income (expense), net	(132)	(168)	(135)	(168)	3	—
Earnings before interest and taxes (EBIT) (1)	2,053	2,134	1,870	1,914	183	220
Interest income (expense), net	24	56	26	59	(2)	(3)
Profit before income taxes	2,077	2,190	1,896	1,973	181	217
Income tax expense	(665)	(747)	(596)	(635)	(69)	(112)
Net profit from continuing operations	1,412	1,443	1,300	1,338	112	105
Net profit (loss) from discontinued operations	(17)	406	(17)	21	—	385
Net profit	1,395	1,849	1,283	1,359	112	490
Minority interest	(42)	(30)
Profit attributable to shareholders of Daimler AG	1,353	1,819

Earnings (loss) per share
for profit attributable to shareholders of Daimler AG
Basic
Net profit from continuing operations	1.42	1.35
Net profit (loss) from discontinued operations	(0.02)	0.39
Net profit	1.40	1.74
Diluted
Net profit from continuing operations	1.42	1.34
Net profit (loss) from discontinued operations	(0.02)	0.38
Net profit	1.40	1.72

(1) EBIT includes expenses from the compounding of provisions (2008: €101 million; 2007: €105 million).

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Income Q1-2

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €, except per share amounts	Q1-2 2008	Q1-2 2007	Q1-2 2008	Q1-2 2007	Q1-2 2008	Q1-2 2007

Revenue	48,837	47,214	44,363	42,967	4,474	4,247
Cost of sales	(36,827)	(36,102)	(33,114)	(32,662)	(3,713)	(3,440)
Gross profit	12,010	11,112	11,249	10,305	761	807
Selling expenses	(4,271)	(4,153)	(4,101)	(4,011)	(170)	(142)
General administrative expenses	(1,866)	(1,825)	(1,604)	(1,593)	(262)	(232)
Research and non-capitalized development costs	(1,613)	(1,473)	(1,613)	(1,473)	—	—
Other operating income, net	643	210	624	202	19	8
Share of profit (loss) from companies accounted for using the equity method, net	(530)	1,679	(534)	1,686	4	(7)
Other financial, expense net	(344)	(124)	(343)	(124)	(1)	—
Earnings before interest and taxes (EBIT) (1)	4,029	5,426	3,678	4,992	351	434
Interest income (expense), net	57	190	62	195	(5)	(5)
Profit before income taxes	4,086	5,616	3,740	5,187	346	429
Income tax expense	(1,339)	(1,458)	(1,191)	(1,262)	(148)	(196)
Net profit from continuing operations	2,747	4,158	2,549	3,925	198	233
Net profit (loss) from discontinued operations	(20)	(337)	(20)	(886)	—	549
Net profit	2,727	3,821	2,529	3,039	198	782
Minority interest	(83)	(53)
Profit attributable to shareholders of Daimler AG	2,644	3,768

Earnings (loss) per share
for profit attributable to shareholders of Daimler AG
Basic
Net profit from continuing operations	2.72	3.97
Net loss from discontinued operations	(0.02)	(0.33)
Net profit	2.70	3.64
Diluted
Net profit from continuing operations	2.71	3.92
Net loss from discontinued operations	(0.02)	(0.32)
Net profit	2.69	3.60

(1) EBIT includes expenses from the compounding of provisions (2008: €214 million; 2007: €207 million).

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Consolidated Balance Sheets

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €	At June 30, 2008	At Dec. 31, 2007	At June 30, 2008	At Dec. 31, 2007	At June 30, 2008	At Dec. 31, 2007
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Assets
Intangible assets	5,399	5,202	5,319	5,128	80	74
Property, plant and equipment	14,855	14,650	14,798	14,600	57	50
Equipment on operating leases	19,164	19,638	8,195	8,186	10,969	11,452
Investments accounted for using the equity method	4,773	5,034	4,739	4,845	34	189
Receivables from financial services	24,090	22,933	—	—	24,090	22,933
Other financial assets	3,113	3,044	2,936	2,817	177	227
Deferred tax assets	1,930	1,882	1,672	1,613	258	269
Other assets	494	480	338	339	156	141
Total non-current assets	73,818	72,863	37,997	37,528	35,821	35,335
Inventories	16,126	14,086	15,681	13,604	445	482
Trade receivables	7,372	6,361	7,100	6,135	272	226
Receivables from financial services	16,851	16,280	—	—	16,851	16,280
Cash and cash equivalents	5,591	15,631	4,724	14,894	867	737
Other financial assets	6,589	6,583	(236)	77	6,825	6,506
Other assets	2,556	2,368	200	(68)	2,356	2,436
Sub-total current assets	55,085	61,309	27,469	34,642	27,616	26,667
Assets held for sale (Potsdamer Platz)	—	922	—	922	—	—
Total current assets	55,085	62,231	27,469	35,564	27,616	26,667
Total assets	128,903	135,094	65,466	73,092	63,437	62,002

Equity and liabilities
Share capital	2,767	2,766
Capital reserves	10,235	10,221
Retained earnings	20,655	22,656
Other reserves	650	1,075
Treasury shares	(276)	—
Equity attributable to shareholders of Daimler AG	34,031	36,718
Minority interest	1,541	1,512
Total equity	35,572	38,230	31,150	33,840	4,422	4,390
Provisions for pensions and similar obligations	3,970	3,852	3,800	3,686	170	166
Provisions for income taxes	1,719	1,761	1,719	1,761	—	—
Provisions for other risks	5,873	6,129	5,741	5,984	132	145
Financing liabilities	29,940	31,867	10,028	11,905	19,912	19,962
Other financial liabilities	1,739	1,673	1,646	1,515	93	158
Deferred tax liabilities	1,459	673	(1,691)	(2,091)	3,150	2,764
Deferred income	1,734	1,855	1,253	1,351	481	504
Other liabilities	120	114	118	114	2	—
Total non-current liabilities	46,554	47,924	22,614	24,225	23,940	23,699
Trade payables	8,210	6,939	7,968	6,730	242	209
Provisions for income taxes	843	548	(840)	(1,180)	1,683	1,728
Provisions for other risks	6,432	7,272	6,218	7,026	214	246
Financing liabilities	20,457	23,100	(10,482)	(6,886)	30,939	29,986
Other financial liabilities	7,716	8,442	6,559	7,329	1,157	1,113
Deferred income	1,392	1,341	819	777	573	564
Other liabilities	1,727	1,272	1,460	1,205	267	67
Sub-total current liabilities	46,777	48,914	11,702	15,001	35,075	33,913
Liabilities held for sale (Potsdamer Platz)	—	26	—	26	—	—
Total current liabilities	46,777	48,940	11,702	15,027	35,075	33,913
Total equity and liabilities	128,903	135,094	65,466	73,092	63,437	62,002

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Changes in Equity

				Other reserves				Amounts recognized directly in equity relating	Equity attributable
Amounts in millions of €	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available- for-sale	Derivative financial instruments	Treasury shares	to the disposal group Chrysler activities	to share- holders of Daimler AG	Minority interests	Total equity

Balance at January 1, 2007	2,673	8,613	23,702	382	544	1,011	—	—	36,925	421	37,346
Net profit	—	—	3,768	—	—	—	—	—	3,768	53	3,821
Income (expenses) recognized directly in equity	—	—	—	(132)	(211)	(500)	—	—	(843)	(8)	(851)
Deferred taxes on income (expenses) recognized directly in equity	—	—	—	—	4	200	—	—	204	—	204
Total income (expense) for the period	—	—	3,768	(132)	(207)	(300)	—	—	3,129	45	3,174
Dividends	—	—	(1,542)	—	—	—	—	—	(1,542)	(31)	(1,573)
Share-based payments	—	25	—	—	—	—	—	—	25	—	25
Issue of new shares	68	1,055	—	—	—	—	—	—	1,123	5	1,128
Acquisition of treasury shares	—	—	—	—	—	—	(16)	—	(16)	—	(16)
Issue of treasury shares	—	—	—	—	—	—	16	—	16	—	16
Other	—	9	—	—	—	—	—	—	9	1,074	1,083
Reclassification	—	—	—	49	38	(10)	—	(77)	—	—	—
Balance at June 30, 2007	2,741	9,702	25,928	299	375	701	—	(77)	39,669	1,514	41,183

Balance at January 1, 2008	2,766	10,221	22,656	(418)	319	1,174	—	—	36,718	1,512	38,230
Net profit	—	—	2,644	—	—	—	—	—	2,644	83	2,727
Income (expenses) recognized directly in equity	—	—	—	(582)	(131)	400	—	—	(313)	(16)	(329)
Deferred taxes on income (expenses) recognized directly in equity	—	—	—	—	3	(115)	—	—	(112)	2	(110)
Total income (expense) for the period	—	—	2,644	(582)	(128)	285	—	—	2,219	69	2,288
Dividends	—	—	(1,928)	—	—	—	—	—	(1,928)	(60)	(1,988)
Share-based payments	—	(11)	—	—	—	—	—	—	(11)	—	(11)
Issue of new shares	1	16	—	—	—	—	—	—	17	—	17
Acquisition of treasury shares	—	—	—	—	—	—	(3,018)	—	(3,018)	—	(3,018)
Issue of treasury shares	—	—	—	—	—	—	25	—	25	—	25
Retirement of own shares	—	—	(2,717)	—	—	—	2,717	—	—	—	—
Other	—	9	—	—	—	—	—	—	9	20	29
Balance at June 30, 2008	2,767	10,235	20,655	(1,000)	191	1,459	(276)	—	34,031	1,541	35,572

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €	Q1-2 2008	Q1-2 2007	Q1-2 2008	Q1-2 2007	Q1-2 2008	Q1-2 2007

Net profit adjusted for	2,727	3,821	2,529	3,039	198	782
Depreciation and amortization	2,660	5,294	1,493	2,676	1,167	2,618
Other non-cash expense and income	1,436	65	956	(657)	480	722
Gains on disposals of assets	(624)	(1,576)	(605)	(1,557)	(19)	(19)
Change in operating assets and liabilities
– Inventories	(2,457)	(1,568)	(2,420)	(1,504)	(37)	(64)
– Trade receivables	(1,086)	(275)	(1,033)	(259)	(53)	(16)
– Trade payables	1,366	1,182	1,325	1,205	41	(23)
– Inventory-related receivables from financial services	(594)	872	(594)	872	—	—
– Other operating assets and liabilities	72	(239)	(605)	(729)	677	490
Cash provided by operating activities	3,500	7,576	1,046	3,086	2,454	4,490
Purchase of equipment on operating leases	(2,809)	(7,711)	—	—	(2,809)	(7,711)
Proceeds from disposals of equipment on operating leases	1,420	3,031	—	—	1,420	3,031
Additions to property, plant and equipment	(1,536)	(2,662)	(1,518)	(2,649)	(18)	(13)
Additions to intangible assets	(651)	(551)	(640)	(544)	(11)	(7)
Proceeds from disposals of property, plant and equipment and intangible assets	1,389	1,167	1,384	1,133	5	34
Investments in businesses	(672)	(24)	(672)	(464)	—	440
Proceeds from disposals of businesses	325	3,586	283	4,018	42	(432)
Change in wholesale receivables	(127)	176	201	(1,189)	(328)	1,365
Investments in retail receivables	(5,725)	(12,661)	5,053	4,573	(10,778)	(17,234)
Collections on retail receivables	5,093	11,973	(3,766)	(3,530)	8,859	15,503
Proceeds from sale of retail receivables	—	2,247	—	—	—	2,247
Acquisition of securities (other than trading)	(5,188)	(5,527)	(5,188)	(5,509)	—	(18)
Proceeds from sales of securities (other than trading)	5,226	7,503	5,166	7,462	60	41
Change in other cash	(918)	(1,779)	(920)	(1,950)	2	171
Cash provided by (used for) investing activities	(4,173)	(1,232)	(617)	1,351	(3,556)	(2,583)
Change in financing liabilities	(3,838)	(6,557)	(5,062)	(4,237)	1,224	(2,320)
Dividends paid (including profit transferred from subsidiaries)	(1,988)	(1,573)	(1,965)	(1,453)	(23)	(120)
Proceeds from issuance of share capital (including minority interest)	42	1,142	—	1,082	42	60
Purchase of treasury shares	(3,018)	(16)	(3,018)	(16)	—	—
Cash provided by (used for) financing activities	(8,802)	(7,004)	(10,045)	(4,624)	1,243	(2,380)
Effect of currency exchange-rate changes on cash and cash equivalents	(565)	(75)	(554)	(64)	(11)	(11)
Net increase (decrease) in cash and cash equivalents	(10,040)	(735)	(10,170)	(251)	130	(484)
Cash and cash equivalents at the beginning of the period	15,631	8,409	14,894	6,060	737	2,349
Cash and cash equivalents at the end of the period	5,591	7,674	4,724	5,809	867	1,865

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

1. Presentation of the Interim Consolidated Financial Statements

General. These unaudited interim consolidated financial statements (“interim financial statements”) of Daimler AG and its subsidiaries (“Daimler” or the “Group”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting.” The interim financial statements also provide all the information required by International Financial Reporting Standards (IFRS), as adopted by the European Union.

Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. Daimler AG is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstraße 137, 70327 Stuttgart, Germany.

The interim financial statements of the Daimler Group are presented in euros (€).

All significant inter-company accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations, the financial position, and the cash flows of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or for the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2007 audited IFRS consolidated financial statements and notes thereto which were published on February 27, 2008 and which were included in Daimler’s 2007 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). The accounting policies applied by the Group in these interim financial statements are the same as those applied in the audited IFRS consolidated financial statements as at and for the year ended December 31, 2007.

Commercial practices with respect to certain products manufactured by Daimler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by the activities of its financial services business. To enhance the readers’ understanding of the Group’s consolidated financial statements, the accompanying financial statements present, in addition to the unaudited consolidated financial statements, unaudited information with respect to the results of operations, financial position and cash flows of the Group’s industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations, financial position and cash flows of the Group’s industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have generally been allocated to the industrial business columns.

The preparation of unaudited interim financial statements in conformity with IFRS requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amount of revenue and expenses for the period. Actual amounts could differ from those estimates.

IFRS issued but not yet adopted. In May 2008, the International Accounting Standards Board published its omnibus standard for improvements to IFRS. Daimler will determine the expected effect on its consolidated financial statements of these improvements and elect the adoption date.

Discontinued operations. The operating activities of the Chrysler Group and the related financial services business in North America as well as adjustments of the Chrysler deconsolidation result are presented as discontinued operations in the Group’s consolidated statements of income (see Note 2).

2. Acquisitions, dispositions and discontinued operations

Tognum. In the three months ended June 30, 2008, the Group acquired a 24.5% stake in Tognum AG for €640 million in cash. The Group accounts for its equity interest in Tognum using the equity method and allocates the results to Vans, Buses, Other.

Chrysler. Net loss from discontinued operations is comprised as follows:

	Three months ended June 30,		Six months ended June 30,
Amounts in millions of €	2008	2007	2008	2007

Revenue	—	13,749	—	25,978
Cost of sales	—	(11,180)	—	(23,238)
Selling expenses	—	(711)	—	(1,287)
General administrative expenses	—	(448)	—	(1,009)
Research and non-capitalized development costs	—	(299)	—	(579)
Other income and other expenses	—	(595)	—	(672)
Income (loss) before income taxes	—	516	—	(807)
Income tax (expense) benefit	—	(110)	—	470
Income (loss) of Chrysler activities, net of taxes	—	406	—	(337)
Loss from deconsolidation before income taxes	(26)	—	(71)	—
Income tax (expense) benefit	9	—	51	—
Loss from deconsolidation, net of taxes	(17)	—	(20)	—
Net income (loss) from discontinued operations	(17)	406	(20)	(337)

Net income (loss) from discontinued operations for the three- and six-month periods ended June 30, 2008 reflects adjustments of the result from the deconsolidation of the Chrysler activities. Included in net income (loss) from discontinued operations for the three- and six-month periods ended June 30, 2007 are charges of €5 million and €919 million before income taxes in connection with Chrysler’s Recovery and Transformation Plan, which was announced on February 14, 2007.

The cash flows attributable to discontinued operations for the six months ended June 30, 2007 are as follows:

Amounts in millions of €
Cash flow from operating activities	3,044
Cash flow from investing activities	(1,848)
Cash flow from financing activities	(1,116)

The amounts of certain guarantees for the benefit of Chrysler which continue to be outstanding decreased in the six months ended June 30, 2008, as expected, by US $0.5 billion to US $0.5 billion. The related collateral provided by Chrysler on an escrow account was reduced by US $0.2 billion to US $0.3 billion.

In the three- and six-month periods ended June 30, 2008, the Group recorded impairment charges of €17 million and €168 million, respectively, as a result of a decline in the value of an asset, whose future cash flows are contingent upon the occurrence of certain events, in particular the development of residual values of leased Chrysler vehicles. As a result, this asset was completely impaired.

In the second quarter of 2008, a subsidiary of Chrysler Holding LLC drew down the entire credit line of US $1.5 billion subordinated debt committed by Daimler in connection with the transfer of the majority of the Chrysler Group and the related financial services business. Daimler initially recorded the subordinated loan at its notional amount reflecting its fair value at the date the loan was originally committed and subsequently measured it in accordance with the effective interest method.

Potsdamer Platz. The closing of the sale of real-estate properties at Potsdamer Platz to the SEB Group on February 1, 2008, resulted in a cash inflow of €1.4 billion (thereof €0.1 billion in 2007). The sale transaction positively affected the EBIT of Vans, Buses, Other by €449 million in the first half of 2008.

3. Investments accounted for using the equity method

As of June 30, 2008, the European Aeronautic Defence and Space Company EADS N.V. (“EADS”) and Chrysler Holding LLC (“Chrysler”) were the most significant investees accounted for using the equity method. The Group principally includes its proportionate share in the income (loss) of these companies with a time lag of three months and allocates the results to Vans, Buses, Other. Daimler’s proportionate share in the income (loss) of these investments is shown in the Group’s consolidated statements of income within share of profit (loss) from companies accounted for using the equity method, net.

EADS. Daimler’s proportionate share in the income of EADS for the three- and six-month periods ended June 30, 2008 was €32 million and €54 million (2007: €95 million and €260 million) including investor-level adjustments. The carrying amount of the Group’s investment in EADS at June 30, 2008 was €3,473 million (December 31, 2007: €3,442 million).

In connection with the securities lending agreement and option contracts entered into in 2004 concerning an approximate
3% equity interest in EADS shares, the Group exercised further option rights in the first half of 2008 and irrevocably transferred an approximate 1.4% equity interest in EADS to third parties. From this transaction, Daimler realized a gain of €45 million and €88 million before income taxes for the three- and six-month periods ended June 30, 2008. In addition, in the three months ended June 30, 2008, the mark-to-market valuation of the remaining option rights resulted in unrealized losses before income taxes of €10 million (2007: €9 million). In the six months ended June 30, 2008, the mark-to-market valuation led to unrealized gains before income taxes of €49 million (2007: €38 million).

As a result of the settlement of the forward transaction contracted in April 2006 with several financial institutions and the transfer of a 7.5% equity interest in EADS, the Group realized a gain of €762 million before income taxes in the first half of 2007 (including a gain from the realization of derivatives of €49 million).

In March 2007, a subsidiary of Daimler which holds Daimler’s shares in EADS issued equity interests to investors in exchange for €1,554 million of cash, resulting in a gain of €724 million before income taxes in the first half of 2007. The newly issued equity interest can be converted by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or cash equal to the then fair value of that interest in EADS.

Chrysler. Daimler’s proportionate share in the loss of Chrysler for the three- and six-month periods ended June 30, 2008 was €356 million and €696 million, including investor-level adjustments. The carrying amount of the Group’s investment in Chrysler at June 30, 2008 was €171 million (December 31, 2007: €916 million).

4. Intangible assets

Intangible assets are comprised of the following:

Amounts in millions of €	At June 30, 2008	At Dec. 31, 2007

Goodwill	649	693
Development costs	4,208	3,963
Other intangible assets	542	546
Carrying amount	5,399	5,202

5. Inventories

Inventories are comprised of the following:

Amounts in millions of €	At June 30, 2008	At Dec. 31, 2007

Raw materials and manufacturing supplies	1,892	1,741
Work in progress	2,159	1,907
Finished goods, parts and products held for resale	11,994	10,343
Advance payments to suppliers	81	95
Carrying amount	16,126	14,086

6. Equity

During the first half of 2008, Daimler purchased 0.5 million Daimler shares for €25 million and re-issued those shares for €25 million in connection with an employee share purchase plan.

In connection with the share buy back program authorized in 2007, the Group repurchased an additional 49.8 million own shares that were cancelled in early April 2008.

The shareholders at the Annual Meeting held on April 9, 2008 once again authorized Daimler to acquire, until October 9, 2009, treasury shares for certain predefined purposes up to 10% of the capital stock existing at the time of the resolution of the Annual Meeting; the authorization includes the use of put or call options or a combination thereof. In exercise of the authorization granted, the Board of Management decided to conduct a further share buy back program limited until the next Annual Meeting on April 8, 2009. The Supervisory Board of Daimler AG has approved this decision. By June 30, 2008, Daimler AG had repurchased a further 6.6 million own shares under this program.

The shareholders at the Annual Meeting also authorized Daimler to distribute a dividend of €1,928 million (€2.00 per share) from the unappropriated earnings for 2007 of Daimler AG. The dividend was paid out on April 10, 2008.

7. Pensions and similar obligations

Defined benefit plans

Net pension cost/(income). The components of net pension cost/(income) for the three-month periods ended June 30, 2008 and 2007 were as follows:

	Three months ended June 30, 2008			Three months ended June 30, 2007
Amounts in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans

Current service cost	85	69	16	184	83	101
Interest cost	204	179	25	471	161	310
Expected return on plan assets	(225)	(196)	(29)	(685)	(216)	(469)
Amortization of net actuarial gains	—	—	—	(11)	—	(11)
Past service cost	—	—	—	15	—	15
Net periodic pension cost/(income)	64	52	12	(26)	28	(54)
Curtailments and settlements	(6)	—	(6)	5	—	5
Net pension cost/(income)	58	52	6	(21)	28	(49)

The components of net pension cost/(income) for the six-month periods ended June 30, 2008 and 2007 were as follows:

	Six months ended June 30, 2008			Six months ended June 30, 2007
Amounts in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans

Current service cost	170	137	33	373	167	206
Interest cost	408	357	51	951	325	626
Expected return on plan assets	(448)	(391)	(57)	(1,381)	(431)	(950)
Amortization of net actuarial gains	—	—	—	(23)	—	(23)
Past service cost	—	—	—	41	—	41
Net periodic pension cost/(income)	130	103	27	(39)	61	(100)
Curtailments and settlements	(6)	—	(6)	71	—	71
Net pension cost/(income)	124	103	21	32	61	(29)

Net pension cost/(income) for the three- and six-month periods ended June 30, 2007 includes income of €71 million and €68 million attributable to discontinued operations.

Contributions by the employer to plan assets. In the three- and six-month periods ended June 30, 2008, contributions by Daimler to the Group’s pension plans were €13 million and €24 million.

8. Provisions for other risks

Provisions for other risks are comprised of the following:

	At June 30, 2008			At December 31, 2007
Amounts in millions of €	Current	Non-current	Total	Current	Non-current	Total

Product warranties	2,897	3,263	6,160	3,103	3,495	6,598
Sales incentives	839	7	846	819	11	830
Personnel and social costs	894	1,516	2,410	1,419	1,609	3,028
Other	1,802	1,087	2,889	1,931	1,014	2,945
Total provisions for other risks	6,432	5,873	12,305	7,272	6,129	13,401

9. Financing liabilities

Financing liabilities are comprised of the following:

	At June 30, 2008			At December 31, 2007
Amounts in millions of €	Current	Non-current	Total	Current	Non-current	Total

Notes / bonds	6,725	22,516	29,241	10,200	25,461	35,661
Commercial paper	371	—	371	112	—	112
Liabilities to financial institutions	7,426	6,254	13,680	7,299	5,264	12,563
Deposits from the direct banking business	4,768	336	5,104	3,962	138	4,100
Liabilities from ABS transactions	591	446	1,037	835	614	1,449
Liabilities from finance leases	49	378	427	62	377	439
Loans, other financing liabilities	527	10	537	630	13	643
Total financing liabilities	20,457	29,940	50,397	23,100	31,867	54,967

10. Segment reporting

Segment information. The segment information presented below for the three- and six-month periods ended June 30, 2007 does not include amounts related to discontinued operations.

For the three-month periods ended June 30, 2008 and 2007, segment information is as follows:

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated

Three months ended June 30, 2008
Revenue	12,470	6,848	2,131	3,933	25,382	—	25,382
Intersegment revenue	451	537	100	141	1,229	(1,229)	—
Total revenue	12,921	7,385	2,231	4,074	26,611	(1,229)	25,382

Segment profit (loss) (EBIT)	1,212	608	183	148	2,151	(98)	2,053

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated

Three months ended June 30, 2007
Revenue	12,234	6,386	1,975	3,249	23,844	—	23,844
Intersegment revenue	324	544	120	127	1,115	(1,115)	—
Total revenue	12,558	6,930	2,095	3,376	24,959	(1,115)	23,844

Segment profit (loss) (EBIT)	1,204	601	220	257	2,282	(148)	2,134

For the six-month periods ended June 30, 2008 and 2007, segment information is as follows:

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated

Six months ended June 30, 2008
Revenue	24,727	12,539	4,282	7,289	48,837	—	48,837
Intersegment revenue	691	1,173	192	233	2,289	(2,289)	—
Total revenue	25,418	13,712	4,474	7,522	51,126	(2,289)	48,837

Segment profit (loss) (EBIT)	2,364	1,011	351	519	4,245	(216)	4,029

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated

Six months ended June 30, 2007
Revenue	24,003	13,111	4,021	6,079	47,214	—	47,214
Intersegment revenue	625	1,109	226	179	2,139	(2,139)	—
Total revenue	24,628	14,220	4,247	6,258	49,353	(2,139)	47,214

Segment profit (loss) (EBIT)	1,996	1,129	434	2,129	5,688	(262)	5,426

Reconciliation. Reconciliation of the segments’ profit (EBIT) to profit before income taxes is as follows:

	Three months ended June 30,		Six months ended June 30,
Amounts in millions of €	2008	2007	2008	2007

Total segments’ profit (EBIT)	2,151	2,282	4,245	5,688
Corporate items	(81)	(157)	(200)	(266)
Eliminations	(17)	9	(16)	4
Group EBIT	2,053	2,134	4,029	5,426
Interest income (expense), net	24	56	57	190
Profit before income taxes	2,077	2,190	4,086	5,616

The reconciliation of the segments’ profit to Group EBIT includes items that by definition are not part of the segments. In addition, the reconciliation includes corporate items that are not allocated, for example items for which headquarters is responsible. Transactions between the segments are eliminated in the reconciliation.

11. Related party relationships

Associated companies and joint ventures. Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures and are included in the following table:

	Sales of goods and services and other income		Purchases of goods and services and other expense		Receivables at	Payables at
Amounts in millions of €	Three months ended June 30, 2008	Six months ended June 30, 2008	Three months ended June 30, 2008	Six months ended June 30, 2008	June 30, 2008	June 30, 2008

Associated companies	445	876	259	471	2,096	1,129
Joint ventures	67	116	—	—	76	—

The transactions with associated companies primarily involve Chrysler Holding LLC under the terms of the agreements between the Group and Chrysler on future cooperation and the provision of services. There are refund claims against third parties with respect to a significant portion of the balance of payables. As a result of the drawn credit line, receivables include a subordinated loan (€952 million) maturing in 2014 with an interest rate based on Libor plus 700 basis points (see Note 2).

In connection with the transfer of the majority interest in the Chrysler activities, the Group provided certain guarantees for Chrysler’s obligations; these guarantees are not reflected in the table above (see Note 2).

During the first quarter of 2008, the transaction under which Daimler, Ford Motor Corporation (“Ford”) and Ballard Power Systems, Inc. (“Ballard”) reorganized their automotive fuel cell activities was closed. As a result of this transaction, Ballard repurchased all of its shares held by Daimler or Ford and the representatives of Daimler and Ford resigned from Ballard’s board of directors. As consideration, Daimler received a 50.1% interest in Automotive Fuel Cell Corporation (“AFCC”), a newly formed company that comprises Ballard’s automotive fuel cell business. Furthermore the Group received rights and know-how related to fuel cell technology and cash of €24 million; Ford and Ballard hold the remaining interest in AFCC. Daimler realized a gain before income taxes of €30 million from the sale of its interest in Ballard, which is included in “share of profit (loss) from companies accounted for using the equity method, net,” in the consolidated statements of income for the six months ended June 30, 2008.

Balances and transactions with respect to our investee Tognum (see Note 2), are included in the line “Associated companies” in the table above.

The transactions with joint ventures predominantly comprise goods and services supplied to or received from Beijing Benz-DaimlerChrysler Automotive Corporation, Ltd. (“BBDC”). BBDC assembles and distributes Mercedes-Benz vehicles for the Group in China.

In connection with the Group’s 45% equity interest in Toll Collect, Daimler has provided a number of guarantees for Toll Collect, which are not included in the table above.

Shareholder. The Group distributes vehicles in Turkey through a dealership, which also holds a minority interest in one of the Group’s subsidiaries. In the second quarter and the first six months of 2008, revenue generated by these transactions amounted to €61 million and €110 million, respectively.

Addresses/Information

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Fax +49 711 17 94075

This report and additional information on Daimler are available on the Internet at

www.daimler.com

Concept and contents

Daimler AG

Investor Relations

Publications for our shareholders:

Annual Reports (German, English)

Form 20-F (English)

Interim Reports on 1st, 2nd and 3rd quarters

(German, English)

Sustainability Report (Facts and Magazine)
(German, English)

www.daimler.com/investors

Financial	Calendar 2008/2009

Interim Report Q2 2008

July 24, 2008

Interim Report Q3 2008

October 23, 2008

Annual Press Conference / Investors’ and Analysts’ Conference Call

February 17, 2009

Annual Meeting 2009

Messe Berlin

April 8, 2009

Interim Report Q1 2009

April 28, 2009

Interim Report Q2 2009

July 29, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: July 24, 2008